MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : (81)3-5434-8611 Fax : (81)3-5434-8601
URL: http://www.minebea.co.jp

February 4, 2008

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

[redacted]

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Three press releases.
- Outline of financial results for nine months, ended December 31, 2007
- Supplementary Data for outline of financial results for the third quarter of fiscal year ending March 31, 2008.
- 3Q FY3/08 presentation material for the investor meeting

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yumiko Goi
Investor Relations

Minebea

Press Release

December 6, 2007

Minebea Co., Ltd.

Minebea's Thai subsidiary becomes first company in Thailand to obtain Nadcap certification for aircraft

The Mechanical Parts for Aircraft (MPA) division at the Lop Buri Plant of Minebea Thai Ltd., Thai subsidiary of Minebea Co., Ltd. ("Minebea"), obtained Nadcap certification for its non-destructive inspection and heat treatment processes on September 20 and November 4, respectively. This was a first among companies in Thailand. Nadcap is a quality assurance, special process auditing and certification program developed in 1990 by the Performance Review Institute (PRI), an organization composed of major aircraft manufacturers such as Boeing and Airbus. This is an essential condition in order to produce aerospace products including special process.

The Minebea Thai Ltd. MPA Division, which has become the first Nadcap-certified division in Thailand, supports the aircraft industry along with New Hampshire Ball Bearings, Inc. (Peterborough, New Hampshire) in the United States and NMB-Minebea UK Ltd. (Lincoln, Lincolnshire) in the United Kingdom, Minebea group companies which provide ball bearings for aircraft, and the Karuizawa Plant (Miyota-machi, Nagano) in Japan.

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
General Manager
Corporate Communications Office
Corporate Planning Division
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp
URL : http://www.minebea.co.jp/

[Attachment]

Outline of Minebea Thai Ltd.

Established:	May 1984
Capital:	THB 8,381 million
Net sales:	THB 24,899 million (fiscal year ending March 2007)
Locations:	Lop Buri Plant (Lop Buri Province)
	Bang Pa-in Plant (Ayutthaya Province)
	Rojana Plant (Ayutthaya Province)
Number of employees:	14,267 (as of March 2007)
Business description:	Manufacture and sale of machine and electronics parts
Shareholder composition and ownership ratios:	Minebea 100%

* * * * * *

Minebea

FASF MEMBERSHIP

(Translation)

Press Release

December 17, 2007

Company name: Minebea Co., Ltd.
Representative: Takayuki Yamagishi, Representative Director, President and CEO
(Code No. 6479, Tokyo Stock Exchange Section 1)
Contact: Sakae Yashiro, Senior Managing Executive Officer, Deputy Chief of Administration Headquarters
(TEL:+81.3-5434-8611)

(Correction) Notice Concerning Partial Revision of Brief Report of Interim Non-Consolidated Financial Results for First Half of Fiscal Year Ending March 31, 2008

Minebea Co., Ltd. ("Minebea") announces a partial revision to the Brief Report of Interim Non-Consolidated Financial Results for First Half of Fiscal Year Ending March 31, 2008 published on October 30, 2007 as follows.

1. Reason for correction

Minebea had made a timely disclosure to the Tokyo Stock Exchange on October 30, 2007 concerning the expected posting of an extraordinary loss for the latter half of the year on the non-consolidated results, but the amount of the extraordinary loss was determined by the time the half year financial report was to be submitted. Therefore, the interim non-consolidated statement was adjusted to reflect the subsequent influential accounting event.

The details of the corrections are as follows:

A 4,193 million yen extraordinary loss was posted due to the recording of an allowance for bad debts arising from the liquidation of Singaporean subsidiary Minebea Technologies Pte. Ltd. A deferred tax

asset of 1,635 million yen was also recorded as the recognized amount of the tax effect arising from the posting of the 4,193 million yen extraordinary loss.

Additionally, because the above event is a transaction between affiliated companies that will be completely eliminated on the consolidated statements, the correction applies only to the interim non-consolidated financial statements and not to the consolidated ones.

No changes have been made to the consolidated or non-consolidated earnings forecasts for the fiscal year ending March 31, 2008.

2. Indication of corrections

Corrections are indicated in the annex by underline.

【Annex】 Corrections

(Reference) BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS

1. Business performance (April 1, 2007 through September 30, 2007)

【Before correction】

(1) Results of Operations

(The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2008 Interim	114,833	0.6	3,367	(23.0)	4,461	(9.8)
FY2007 Interim	114,170	21.2	4,375	–	4,946	6.7
FY2007	228,406	–	8,948	–	12,396	–

	Net income (millions of yen)	% Change	Net income per share (yen)
FY2008 Interim	1,910	(24.9)	4.79
FY2007 Interim	2,544	48.5	6.38
FY2007	5,618	–	14.08

(2) Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2008 Interim	355,847	178,158	50.1	446.49
FY2007 Interim	358,196	178,755	49.9	447.96
FY2007	357,104	181,346	50.8	454.47

(Reference) Shareholders' equity: 178,158 million yen at September 30, 2007
178,755 million yen at September 30, 2006
181,346 million yen at March 31, 2007

【After correction】

(1) Results of Operations

(The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2008 Interim	114,833	0.6	3,367	(23.0)	4,461	(9.8)
FY2007 Interim	114,170	21.2	4,375	–	4,946	6.7
FY2007	228,406	–	8,948	–	12,396	–

	Net income (millions of yen)	% Change	Net income per share (yen)
FY2008 Interim	(647)	–	(1.62)
FY2007 Interim	2,544	48.5	6.38
FY2007	5,618	–	14.08

(2) Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
FY2008 Interim	353,289	175,600	49.7	440.08
FY2007 Interim	358,196	178,755	49.9	447.96
FY2007	357,104	181,346	50.8	454.47

(Reference) Shareholders' equity: 175,600 million yen at September 30, 2007
178,755 million yen at September 30, 2006
181,346 million yen at March 31, 2007

5. Interim Non-Consolidated Financial Statements

(1) Interim Non-Consolidated Balance Sheets

[Before correction]

	As of September 30, 2006		As of September 30, 2007		Increase (Decrease)	As of March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
ASSETS							
Current assets	124,589	34.8	119,653	33.6	(4,935)	124,653	34.9
Cash and cash equivalents	10,624		8,887			11,878	
Notes receivable	4,389		2,776			2,861	
Accounts receivable	56,251		55,363			52,437	
Inventories	9,301		9,116			8,411	
Short-term loans receivable from affiliates	41,254		42,388			47,461	
Deferred tax assets	4,394		4,192			4,584	
Others	4,228		2,814			2,672	
Allowance for doubtful receivables	(5,854)		(5,884)			(5,654)	
Fixed assets	233,584	65.2	236,189	66.4	2,605	232,440	65.1
Tangible fixed assets	25,186		25,222			24,183	
Intangible fixed assets	3,118		2,919			3,013	
Investments and other assets	205,279		208,047			205,243	
Investments in securities	9,727		7,151			8,953	
Investments securities in affiliates	161,861		162,255			161,861	
Investments in partnerships with affiliates	32,406		36,152			32,406	
Long-term loans receivable from affiliates	541		404			501	
Deferred tax assets	388		699			321	
Others	794		1,737			1,602	
Allowance for doubtful receivables	(440)		(353)			(403)	
Deferred charges	23	0.0	5	0.0	(18)	10	0.0
Total assets	358,196	100.0	355,847	100.0	(2,349)	357,104	100.0

	As of September 30, 2006		As of September 30, 2007		Increase (Decrease)	As of March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
LIABILITIES							
Current liabilities	99,880	27.9	113,126	31.8	13,246	97,183	27.2
Notes payable	3,947		3,169			3,133	
Accounts payable	36,248		32,759			30,374	
Short-term loans payable	38,100		37,300			31,700	
Short-term loans payable from affiliates	—		4,944			5,075	
Current portion of long-term loans payable	7,000		11,000			12,000	
Current portion of bonds	3,000		15,000			—	
Accrued income taxes	578		735			2,172	
Accrued bonuses	2,074		2,313			2,062	
Allowance for bonuses to directors and corporate auditors	—		20			69	
Allowance for business restructuring losses	4,946		64			5,483	
Others	3,984		5,819			5,112	
Long-term liabilities	79,561	22.2	64,562	18.1	(14,998)	78,573	22.0
Bonds	36,500		21,500			36,500	
Long-term loans payable	43,000		43,000			42,000	
Allowance for retirement benefits to executive officers	61		62			73	
Total liabilities	179,441	50.1	177,689	49.9	(1,752)	175,757	49.2
NET ASSETS							
Shareholders' equity	174,988	48.9	175,962	49.5	974	178,051	49.9
Common stock	68,258	19.1	68,258	19.2	—	68,258	19.1
Capital surplus	94,756	26.4	94,756	26.6	0	94,756	26.6
Capital reserve	94,756		94,756			94,756	
Others	0		0			0	
Earning surplus	12,038	3.4	13,032	3.7	993	15,111	4.2
Earned surplus	2,085		2,085			2,085	
Others							
Reserve for general purpose	6,500		6,500			6,500	
Retained earnings carried forward	3,453		4,447			6,526	
Treasury stock	(66)	(0.0)	(85)	(0.0)	(19)	(76)	(0.0)
Revaluation / Translation differences	3,767	1.0	2,195	0.6	(1,571)	3,294	0.9
Difference on revaluation of other marketable securities	3,767		2,195			3,294	
Deferred hedge gain or losses	—		(0)			—	
Total net assets	178,755	49.9	178,158	50.1	(596)	181,346	50.8
Total liabilities and net assets	358,196	100.0	355,847	100.0	(2,349)	357,104	100.0

【After correction】

	As of September 30, 2006		As of September 30, 2007		Increase (Decrease)	As of March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
ASSETS							
Current assets	124,589	34.8	117,095	33.1	(7,494)	124,653	34.9
Cash and cash equivalents	10,624		8,887			11,878	
Notes receivable	4,389		2,776			2,861	
Accounts receivable	56,251		55,363			52,437	
Inventories	9,301		9,116			8,411	
Short-term loans receivable from affiliates	41,254		42,388			47,461	
Deferred tax assets	4,394		5,828			4,584	
Others	4,228		2,814			2,672	
Allowance for doubtful receivables	(5,854)		(10,078)			(5,654)	
Fixed assets	233,584	65.2	236,189	66.9	2,605	232,440	65.1
Tangible fixed assets	25,186		25,222			24,183	
Intangible fixed assets	3,118		2,919			3,013	
Investments and other assets	205,279		208,047			205,243	
Investments in securities	9,727		7,151			8,953	
Investments securities in affiliates	161,861		162,255			161,861	
Investments in partnerships with affiliates	32,406		36,152			32,406	
Long-term loans receivable from affiliates	541		404			501	
Deferred tax assets	388		699			321	
Others	794		1,737			1,602	
Allowance for doubtful receivables	(440)		(353)			(403)	
Deferred charges	23	0.0	5	0.0	(18)	10	0.0
Total assets	358,196	100.0	353,289	100.0	(4,907)	357,104	100.0

	As of September 30, 2006		As of September 30, 2007		Increase (Decrease)	As of March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
LIABILITIES							
Current liabilities	99,880	27.9	113,126	32.0	13,246	97,183	27.2
Notes payable	3,947		3,169			3,133	
Accounts payable	36,248		32,759			30,374	
Short-term loans payable	38,100		37,300			31,700	
Short-term loans payable from affiliates	–		4,944			5,075	
Current portion of long-term loans payable	7,000		11,000			12,000	
Current portion of bonds	3,000		15,000			–	
Accrued income taxes	578		735			2,172	
Accrued bonuses	2,074		2,313			2,062	
Allowance for bonuses to directors and corporate auditors	–		20			69	
Allowance for business restructuring losses	4,946		64			5,483	
Others	3,984		5,819			5,112	
Long-term liabilities	79,561	22.2	64,562	18.3	(14,998)	78,573	22.0
Bonds	36,500		21,500			36,500	
Long-term loans payable	43,000		43,000			42,000	
Allowance for retirement benefits to executive officers	61		62			73	
Total liabilities	179,441	50.1	177,689	50.3	(1,752)	175,757	49.2
NET ASSETS							
Shareholders' equity	174,988	48.9	173,404	49.1	(1,583)	178,051	49.9
Common stock	68,258	19.1	68,258	19.3	–	68,258	19.1
Capital surplus	94,756	26.4	94,756	26.8	0	94,756	26.6
Capital reserve	94,756		94,756			94,756	
Others	0		0			0	
Earning surplus	12,038	3.4	10,474	3.0	(1,564)	15,111	4.2
Earned surplus	2,085		2,085			2,085	
Others							
Reserve for general purpose	6,500		6,500			6,500	
Retained earnings carried forward	3,453		1,889			6,526	
Treasury stock	(66)	(0.0)	(85)	(0.0)	(19)	(76)	(0.0)
Revaluation / Translation differences	3,767	1.0	2,195	0.6	(1,571)	3,294	0.9
Difference on revaluation of other marketable securities	3,767		2,195			3,294	
Deferred hedge gain or losses	–		(0)			–	
Total net assets	178,755	49.9	175,600	49.7	(3,154)	181,346	50.8
Total liabilities and net assets	358,196	100.0	353,289	100.0	(4,907)	357,104	100.0

(2) Interim Non-Consolidated Statements of Income

[Before correction]

	Half year ended September 30, 2006		Half year ended September 30, 2007		Increase (Decrease)	Year ended March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
Net sales	114,170	100.0	114,833	100.0	663	228,406	100.0
Cost of sales	100,604	88.1	101,461	88.4	856	200,555	87.8
Gross profit	13,565	11.9	13,372	11.6	(193)	27,851	12.2
Selling, general and administrative expenses	9,190	8.1	10,005	8.7	814	18,903	8.3
Operating income	4,375	3.8	3,367	2.9	(1,007)	8,948	3.9
Other income	1,647	1.4	2,296	2.0	648	5,579	2.4
Interest income	311		429			647	
Dividends income	1,007		1,575			4,159	
Rent income of fixed assets	83		77			165	
Others	244		213			606	
Other expenses	1,076	0.9	1,202	1.0	126	2,130	0.9
Interest expenses	392		536			811	
Interest on bonds	370		374			734	
Foreign currency exchange loss	187		200			331	
Others	126		90			253	
Ordinary income	4,946	4.3	4,461	3.9	(485)	12,396	5.4
Extraordinary income	489	0.4	45	0.0	(443)	758	0.3
Gain on sales of fixed assets	195		27			228	
Gain on sales of investments securities	—		—			0	
Reversal of allowance for doubtful receivables	293		18			529	
Extraordinary loss	1,571	1.3	936	0.8	(634)	3,789	1.6
Loss on sales of fixed assets	13		2			52	
Loss on disposal of fixed assets	73		135			288	
Impairment loss	68		69			74	
Allowance for doubtful receivables	—		198			—	
Loss on after-care of products	13		—			33	
Business restructuring loss	1,402		—			2,461	
Compensation payments	—		—			70	
Settlement loss	—		—			808	
Retirement benefits to directors and corporate auditors	—		531			—	
Income before income taxes	3,864	3.4	3,570	3.1	(294)	9,365	4.1
Income taxes (including enterprise tax)	610		942			2,859	
Adjustment of income taxes	709		716			888	
Total income taxes	1,319	1.2	1,659	1.4	339	3,747	1.6
Net income	2,544	2.2	1,910	1.7	(633)	5,618	2.5

【After correction】

	Half year ended September 30, 2006		Half year ended September 30, 2007		Increase (Decrease)	Year ended March 31, 2007	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	Millions of yen	% Comp.
Net sales	114,170	100.0	114,833	100.0	663	228,406	100.0
Cost of sales	100,604	88.1	101,461	88.4	856	200,555	87.8
Gross profit	13,565	11.9	13,372	11.6	(193)	27,851	12.2
Selling, general and administrative expenses	9,190	8.1	10,005	8.7	814	18,903	8.3
Operating income	4,375	3.8	3,367	2.9	(1,007)	8,948	3.9
Other income	1,647	1.4	2,296	2.0	648	5,579	2.4
Interest income	311		429			647	
Dividends income	1,007		1,575			4,159	
Rent income of fixed assets	83		77			165	
Others	244		213			606	
Other expenses	1,076	0.9	1,202	1.0	126	2,130	0.9
Interest expenses	392		536			811	
Interest on bonds	370		374			734	
Foreign currency exchange loss	187		200			331	
Others	126		90			253	
Ordinary income	4,946	4.3	4,461	3.9	(485)	12,396	5.4
Extraordinary income	489	0.4	45	0.0	(443)	758	0.3
Gain on sales of fixed assets	195		27			228	
Gain on sales of investments securities	—		—			0	
Reversal of allowance for doubtful receivables	293		18			529	
Extraordinary loss	1,571	1.3	5,130	4.5	3,558	3,789	1.6
Loss on sales of fixed assets	13		2			52	
Loss on disposal of fixed assets	73		135			288	
Impairment loss	68		69			74	
Allowance for doubtful receivables	—		4,392			—	
Loss on after-care of products	13		—			33	
Business restructuring loss	1,402		—			2,461	
Compensation payments	—		—			70	
Settlement loss	—		—			808	
Retirement benefits to directors and corporate auditors	—		531			—	
Income before income taxes (loss)	3,864	3.4	(623)	(0.6)	(4,488)	9,365	4.1
Income taxes (including enterprise tax)	610		942			2,859	
Adjustment of income taxes	709		(919)			888	
Total income taxes	1,319	1.2	23	0.0	(1,296)	3,747	1.6
Net income (loss)	2,544	2.2	(647)	(0.6)	(3,191)	5,618	2.5

(3) Interim Statement of Changes in Non-Consolidated Net Assets

FY2008 Interim (April 1, 2007 through September 30, 2007)

【Before correction】

(Amount: millions of yen)

	Shareholders' equity							
		Capital surplus			Earning surplus			
						Others		
	Common stock	Capital reserve	Others	Total capital surplus	Earned surplus	Reserve for general purpose	Retained earnings carried forward	Total earning surplus
Balances at March 31, 2007	68,258	94,756	0	94,756	2,085	6,500	6,526	15,111
Changes								
Cash dividend from earning surplus							(3,990)	(3,990)
Net income							1,910	1,910
Purchase of own shares								
Sales of own shares			0	0				
Changes (net) in non-shareholders' equity items								
Total changes	—	—	0	0	—	—	(2,079)	(2,079)
Balances at Sept. 30, 2007	68,258	94,756	0	94,756	2,085	6,500	4,447	13,032

	Shareholders' equity		Revaluation / Translation differences			
	Treasury stock	Total shareholders' equity	Difference on revaluation of other marketable securities	Deferred hedge gains or losses	Total revaluation / translation differences	Total net assets
Balances at March 31, 2007	(76)	178,051	3,294	—	3,294	181,346
Changes						
Cash dividend from earning surplus		(3,990)				(3,990)
Net income		1,910				1,910
Purchase of own shares	(9)	(9)				(9)
Sales of own shares	0	0				0
Changes (net) in non-shareholders' equity items			(1,099)	(0)	(1,099)	(1,099)
Total changes	(9)	(2,088)	(1,099)	(0)	(1,099)	(3,187)
Balances at Sept. 30, 2007	(85)	175,962	2,195	(0)	2,195	178,158

【After correction】

(Amount: millions of yen)

	Shareholders' equity							
		Capital surplus			Earning surplus			
						Others		
	Common stock	Capital reserve	Others	Total capital surplus	Earned surplus	Reserve for general purpose	Retained earnings carried forward	Total earning surplus
Balances at March 31, 2007	68,258	94,756	0	94,756	2,085	6,500	6,526	15,111
Changes								
Cash dividend from earning surplus							(3,990)	(3,990)
Net loss							(647)	(647)
Purchase of own shares								
Sales of own shares			0	0				
Changes (net) in non-shareholders' equity items								
Total changes	—	—	0	0	—	—	(4,637)	(4,637)
Balances at Sept. 30, 2007	68,258	94,756	0	94,756	2,085	6,500	1,889	10,474

	Shareholders' equity		Revaluation / Translation differences			Total net assets
	Treasury stock	Total shareholders' equity	Difference on revaluation of other marketable securities	Deferred hedge gains or losses	Total revaluation / translation differences	
Balances at March 31, 2007	(76)	178,051	3,294	—	3,294	181,346
Changes						
Cash dividend from earning surplus		(3,990)				(3,990)
Net loss		(647)				(647)
Purchase of own shares	(9)	(9)				(9)
Sales of own shares	0	0				0
Changes (net) in non-shareholders' equity items			(1,099)	(0)	(1,099)	(1,099)
Total changes	(9)	(4,646)	(1,099)	(0)	(1,099)	(5,746)
Balances at Sept. 30, 2007	(85)	173,404	2,195	(0)	2,195	175,600

(5) Notes

(Interim Non-consolidated Statements of Income)

【Before correction】

<First part omitted>

Half year ended September 30, 2006	Half year ended September 30, 2007
6. Business restructuring loss (Millions of yen) This loss is a provision based on the structural reform plan for the PC keyboard business, etc., which is broken down as follows: Estimated amount of support to affiliates related to business restructuring 1,402	6. None

Year ended March 31, 2007
6. Business restructuring loss (Millions of yen) This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc. Loss on disposal of fixed assets related to business restructuring 58 Estimated amount of support to affiliates related to business restructuring 2,402 Total 2,461

【After correction】

<First part omitted>

Half year ended September 30, 2006	Half year ended September 30, 2007
6. None	6. Allowance for doubtful receivables This consists chiefly of a transfer to allowance for bad debt for the company's subsidiary, MINEBEA TECHNOLOGIES PTE. LTD.
7. Business restructuring loss (Millions of yen) This loss is a provision based on the structural reform plan for the PC keyboard business, etc., which is broken down as follows: Estimated amount of support to affiliates related to business restructuring 1,402	7. None

Year ended March 31, 2007
6. None
7. Business restructuring loss (Millions of yen) This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc. Loss on disposal of fixed assets related to business restructuring 58 Estimated amount of support to affiliates related to business restructuring 2,402 Total 2,461

(6) Per share data

【Before correction】

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
Net assets per share (yen)	447.96	446.49	454.47
Interim net income per share (yen)	6.38	4.79	14.08
Fully diluted net income per share (yen)	Not stated due to no residual securities in existence.	Not stated due to no residual securities in existence.	Not stated due to no residual securities in existence.

(Note)1. The following are the basis for calculating net assets per share.

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Total net assets (millions of yen)	178,755	178,158	181,346
Deduction from total net assets (millions of yen)	—	—	—
Interim-end net assets related to common stock (millions of yen)	178,755	178,158	181,346
Interim-end common stock used for the calculation of net assets per share (shares)	399,045,417	399,018,869	399,032,396

2. The following are the basis for calculating net income or loss per share and diluted net income per share.

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
Interim net income per share			
Interim net income (millions of yen)	2,544	1,910	5,618
Amount not available for common stock (millions of yen)	—	—	—
Interim net income related to common stock (millions of yen)	2,544	1,910	5,618
Average shares of common stock outstanding (shares)	399,047,140	399,025,479	399,041,947

【After correction】

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
Net assets per share (yen)	447.96	440.08	454.47
Interim net income (loss) per share (yen)	6.38	(1.62)	14.08
Fully diluted net income per share (yen)	Not stated due to no residual securities in existence.	Net loss per share for the half year. Not listed because there are no residual securities.	Not stated due to no residual securities in existence.

(Note)1. The following are the basis for calculating net assets per share.

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Total net assets (millions of yen)	178,755	175,600	181,346
Deduction from total net assets (millions of yen)	—	—	—
Interim-end net assets related to common stock (millions of yen)	178,755	175,600	181,346
Interim-end common stock used for the calculation of net assets per share (shares)	399,045,417	399,018,869	399,032,396

2. The following are the basis for calculating interim net income or loss per share.

	Half year ended September 30, 2006	Half year ended September 30, 2007	Year ended March 31, 2007
Interim net income per share			
Interim net income (loss) (millions of yen)	2,544	(647)	5,618
Amount not available for common stock (millions of yen)	—	—	—
Interim net income (loss) related to common stock (millions of yen)	2,544	(647)	5,618
Average shares of common stock outstanding (shares)	399,047,140	399,025,479	399,041,947

Supplementary Data for Brief Report of Financial Results for the First Half of Fiscal Year ending March 31, 2008

5. Non-Consolidated Results of Operations

【Before correction】

(Millions of yen)	Fiscal year ended Mar. 07			Half year ended Sep.07	%Change Y/Y	Prospect for the 2H ending Mar. 08	Prospect for the full year ending Mar. 08	% Change Y/Y *2
	1st half	2nd half	Full year		1st half *1			
Net sales	114,170	114,236	228,406	**114,833**	+0.6%	120,167	235,000	+2.9%
Operating income	4,375	4,573	8,948	**3,367**	-23.0%	4,133	7,500	-16.2%
Ordinary income	4,946	7,450	12,396	**4,461**	-9.8%	8,239	12,700	+2.4%
Net income	2,544	3,074	5,618	**1,910**	-24.9%	2,090	4,000	-28.8%

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year
*5 Consolidated Results of prospect for the full year is unchanged

【After correction】

(Millions of yen)	Fiscal year ended Mar. 07			Half year ended Sep.07	%Change Y/Y	Prospect for the 2H ending Mar. 08	Prospect for the full year ending Mar. 08	% Change Y/Y *2
	1st half	2nd half	Full year		1st half *1			
Net sales	114,170	114,236	228,406	**114,833**	+0.6%	120,167	235,000	+2.9%
Operating income	4,375	4,573	8,948	**3,367**	-23.0%	4,133	7,500	-16.2%
Ordinary income	4,946	7,450	12,396	**4,461**	-9.8%	8,239	12,700	+2.4%
Net income	2,544	3,074	5,618	**-647**	-	4,647	4,000	-28.8%

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year
*5 Consolidated Results of prospect for the full year is unchanged

Minebea

Press Release

December 20, 2007

Minebea Co., Ltd.

Minebea approved as AEO Importer and AEO Exporter

Minebea Co., Ltd. ("Minebea") was certified by the Tokyo Customs Office as a "AEO Importer" on September 28 and as a "AEO Exporter" on November 30 of this year. Minebea is the first corporation to be approved for both functions in the jurisdiction of the Tokyo Customs Office.

"AEO Importer" and "AEO Exporter" are designations under the governmental policy to "expand the preferential treatment system for businesses with respectable compliance records", which is part of the process of developing a "Japanese version of the AEO Program".

These certifications will enable Minebea to establish a quicker and more reliable import and export system by which to handle our customers' requests.

For inquiries, please contact:

Minebea Co., Ltd.
Masaki Ishikawa
General Manager
Corporate Communications Office
Corporate Planning Division
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp
URL : http://www.minebea.co.jp/

Minebea

Business Results

Third Quarter of Fiscal Year Ending March 31, 2008

February 1, 2008

Minebea Co., Ltd.

Summary of Consolidated Business Results

(Millions of yen)	Year ended Mar. '07 1Q - 3Q	Year ending Mar. '08 1Q - 3Q	Change yoy
Net sales	247,330	253,389	+2.4%
Operating income	19,976	23,476	+17.5%
Machined components business	20,086	20,851	+3.8%
Electronic devices and components business	(109)	2,625	− ⇨ +
Ordinary income	16,442	20,692	+25.8%
Income before income taxes	16,189	19,199	+18.6%
Net income	11,677	12,528	+7.3%
Net income per share (yen)	29.26	31.40	+7.3%

FX Fluctuations 1Q - 3Q of FY Mar. '07 → 1Q - 3Q of FY Mar. '08

US$ = ¥115.96 → ¥117.57　Euro = ¥147.33 → ¥162.52

Thai Baht = ¥3.08 → ¥3.73(¥3.42*)　RMB = ¥14.56 → ¥15.51

(*) is on-shore rate reported by the Bank of Thailand

Summary of Consolidated Business Results for 3Q

- Profit increased due to continued steady demand for our products
- Sales were slightly affected by Yen appreciation and Christmas holidays

(Millions of yen)	Year ended Mar. '07	Year ending Mar. '08		Change	Change
	3Q	2Q	3Q	yoy	qoq
Net sales	83,332	86,481	85,142	+2.2%	-1.5%
Operating income	6,609	8,006	8,355	+26.4%	+4.4%
Machined components business	6,769	7,105	7,147	+5.6%	+0.6%
Electronic devices and components business	△159	901	1,208	− ⇨ +	+34.1%
Ordinary income	5,495	6,984	7,456	+35.7%	+6.8%
Income before income taxes	5,075	6,720	7,003	+38.0%	+4.2%
Net income	4,209	4,341	5,054	+20.1%	+16.4%
Net income per share (yen)	10.54	10.88	12.67	+20.1%	+16.4%

FX Fluctuations 2Q → 3Q

US$ = ¥119.42 → ¥113.45 Euro = ¥162.43 → ¥163.92

Thai Baht = ¥3.84(¥3.49*) → ¥3.64(¥3.33*) RMB = ¥15.80 → ¥15.17

(*) is on-shore rate reported by the Bank of Thailand

Quarterly

Net Sales

Increased 2.2% yoy
Decreased 1.5% qoq


(Billions of yen)
100.0
80.0
60.0
40.0
20.0
0.0
75.7
80.0
80.9
81.8
80.2
83.8
83.3
83.7
81.8
86.5
85.1
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08

Quarterly

Operating Income

Increased 26.4% yoy
Increased 4.4% qoq



(Billions of yen)
Operating Income
Operating Margin
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
4.0%
5.3%
7.5%
7.3%
7.3%
9.0%
7.9%
7.5%
8.7%
9.3%
9.8%
3.0
4.2
6.0
6.0
5.9
7.5
6.6
6.3
7.1
8.0
8.4
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08

Business Segments

Machined Components Business

Net sales



(Billions of yen)
Other machined components
Bearing-related products
40.0
30.0
20.0
10.0
0.0
30.6
31.6
32.9
34.5
33.3
34.5
34.2
35.7
35.5
36.7
36.1
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08

Operating income



(Billions of yen)
Operating income
Operating margin
8.0
6.0
4.0
2.0
0.0
30.0%
20.0%
10.0%
0.0%
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08

Miniature & Small Sized Ball Bearings

Net Sales Increased 1.9% yoy
decreased 3.5% qoq

Steady demand continued, but 3Q sales were affected by FX fluctuations

Rod-end & Spherical Bearings

Net Sales Increased 9.5% yoy
decreased 5.5% qoq

Strong demand continued in the aircraft market, but 3Q sales were affected by Xmas holidays and FX fluctuations

Pivot Assemblies

Net Sales Increased 17.7% yoy
decreased 0.2% qoq

Volume increased due to growing demand for HDD

Business Segments **Electronic Devices and Components Business**

Net sales



Operating income



(Billions of yen)
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
Operating income
Operating margin

HDD Spindle Motors

Net Sales increased 19.2% yoy
increased 0.9% qoq

Focusing on yield and cost cuts

Information Motors

Net Sales decreased 6.0% yoy
decreased 6.9% qoq

Fan motors and stepping motors weak

Keyboards

Net Sales decreased 5.3% yoy
decreased 12.7% qoq

Sales declined for post-X'mas period

Measuring Instruments

Net Sales increased 52.4% yoy
increased 24.8% qoq

New game console business grew

Electronic Devices

Net Sales decreased 7.3% yoy
increased 13.4% qoq

Inverters grew for flat-screen TVs

Speakers

Net Sales decreased 35.9% yoy
decreased 19.2% qoq

Sales declined

Quarterly

Net Income

Increased 20.1% yoy
Increased 16.4% qoq



(Billions of yen)
2.5 3.6 6.0 -1.4 8.2 10.5 10.5 3.0 7.9 10.9 12.7
1.0 1.4 2.4 -0.6 3.3 4.2 4.2 1.2 3.1 4.3 5.1
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08
Net Income
Net Income per share(yen)

Quarterly

S.G. & A. Expenses



(Billions of yen)
15.0
10.0
5.0
0.0
25%
20%
15%
10%
5%
0%
12.2
13.1
12.2
11.7
11.4
11.7
12.0
12.1
12.4
12.8
12.8
16.1%
16.4%
15.1%
14.3%
14.2%
13.9%
14.3%
14.5%
15.2%
14.8%
15.1%
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08
S.G. & A. expenses
S.G. & A. to sales ratio

Quarterly

Inventories

Decreased 0.1% yoy
Decreased 0.3% qoq



(Billions of yen)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
48.0
50.4
53.8
48.9
47.7
48.1
48.6
45.9
50.9
48.6
48.5
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
FY ended Mar. '06
FY ended Mar. '07
FY ending Mar. '08

Yearly

Net Interest-Bearing Debt



(Billions of yen)
Target to reduce net interest-bearing debt to 120 billion yen by this FY end
(Billions of yen)
200.0
150.0
100.0
50.0
0.0
40.0
30.0
20.0
10.0
0.0
173.2
168.7
152.9
146.7
150.7
146.9
128.5
122.8
120.0
5.2
9.7
16.0
6.8
3.8
9.1
22.7
10.1
12.5
Mar. '01
Mar. '02
Mar. '03
Mar. '04
Mar. '05
Mar. '06
Mar. '07
Mar. '08 3Q
Mar. '08E
Net interest-bering debt (left)
Free cash flow (right)

Net Interest-bearing debt = Interest-bearing debt – Cash and cash equivalents
Free Cash Flow = CF from operating activities + CF from investing activities

Yearly

Capital Expenditure



(Billions of yen)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Full year forecast
27.5
16.4
18.8
23.1
21.9
17.0
19.3
1Q-3Q Actual
Mar. '03
Mar. '04
Mar. '05
Mar. '06
Mar. '07
Mar. '08E

Forecast for
Fiscal Year Ending March 31, 2008

Full year forecast revised upward

(Millions of yen)	Year ended Mar.'07	Year ending Mar.'08			Amount change
	Full year	New forecast (A)	% change yoy	Previous forecast (B)	(A) - (B)
Net sales	331,022	335,000	+1.2%	335,000	0
Operating income	26,265	31,500	+19.9%	30,000	1,500
Machined components business	26,195	27,900	+6.5%	27,900	0
Electronic devices and components business	69	3,600	x52.2	2,100	1,500
Ordinary income	21,843	27,000	+23.6%	25,000	2,000
Income before income taxes	19,523	24,500	+25.5%	23,500	1,000
Net income	12,862	16,000	+24.4%	15,000	1,000
Net income per share (yen)	32.23	40.10	+24.4%	37.59	2.51

Foreign Exchange Rate Assumptions FY Mar. '07 → FY Mar. '08

US$ = ¥116.91 → ¥117.25 Euro = ¥149.75 → ¥161.32

Thai Baht = ¥3.18 → ¥3.70 RMB = ¥14.77 → ¥15.45

New Market Development through Innovation

- Measuring Components:

  New business for Nintendo Wii

  The Balance Wii Board controller packaged with Wii Fit utilizes Minebea's strain gauge force sensors


Minebea's strain gauge force sensors are inside Nintendo's Balance Wii Board
Wii Fit
Strain gauge force sensor

(c)2007 Nintendo

Wii, Balance Wii Board are trademarks of Nintendo

Minebea Co., Ltd.
Business Results
http://www.minebea.co.jp/

Any statements in the presentation which are not historical fact are future projections made based on certain assumptions and executive judgment drawn from currently available information.

Please note that actual performance may vary significantly from any particular projection due to various factors.

Factors affecting our actual performance include: (i) changes in economic indicators surrounding us or demand trends; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. However, this is not a complete list of the factors affecting actual performance.

February 1, 2008

Minebea

OUTLINE OF FINANCIAL RESULTS
FOR NINE MONTHS, ENDED DECEMBER 31, 2007

February 1, 2008

Registered
Company Name: MINEBEA CO., LTD. Common Stock Listings: Tokyo, Osaka and Nagoya
Code No: 6479 (URL http://www.minebea.co.jp)
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Senior Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

(Amounts less than one million yen have been omitted.)

1. Business performance (April 1, 2007 through December 31, 2007)
(1) Consolidated Results of Operations
(The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Nine months ended Dec. 31, 2007	253,389	2.4	23,476	17.5	20,692	25.8
Nine months ended Dec. 31, 2006	247,330	4.5	19,976	50.6	16,442	64.1
Year ended March 31, 2007	331,022	–	26,265	–	21,843	–

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)
Nine months ended Dec. 31, 2007	12,528	7.3	31.40	–
Nine months ended Dec. 31, 2006	11,677	142.2	29.26	–
Year ended March 31, 2007	12,862	–	32.23	–

(2) Consolidated Financial Position

	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
As of December 31, 2007	361,263	159,381	43.8	396.87
As of December 31, 2006	352,524	140,337	39.7	351.06
As of March 31, 2007	354,784	142,558	40.1	356.75

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
Nine months ended Dec. 31, 2007	28,526	(18,462)	(9,376)	22,472
Nine months ended Dec. 31, 2006	26,243	(11,489)	(19,052)	20,385
Year ended March 31, 2007	37,902	(15,180)	(25,683)	21,731

2. Dividends

(Record date)	Dividends per share		
	Midyear-end (yen)	Year-end (yen)	For the year (yen)
Year ended March 31, 2007	–	10.00	10.00
Year ending March 31, 2008	–	–	10.00
Year ending March 31, 2008 (Forecast)	–	10.00	

3. Prospect for the next fiscal year (April 1, 2007 through March 31, 2008) [Reference]

(Percentages indicate year-on-year changes for the full year.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Annual	335,000	1.2	31,500	19.9	27,000	23.6

	Net income (millions of yen)	% Change	Net income per share (yen)
Annual	16,000	24.4	40.10

4. Others

(1) Changes in significant subsidiaries during the quarter (Changes in certain subsidiaries resulting in change in the scope of consolidation): None

(2) Concise accounting procedures adopted: None

(3) Changes in accounting method: Yes

(Notes) For details, see [Qualitative Data, Financial Statements, Etc.] and 4. Others on page 4.

(Notes) Explanation for appropriate use of financial forecasts and other special remarks

Regarding our full-year financial forecasts, we revise the financial forecasts released on October 30, 2007.

The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

[Qualitative Data, Financial Statements, Etc.]

1. Qualitative Data on Consolidated Operating Results

During the current third quarter (April 1, 2007 to December 31, 2007), although the Japanese economy showed signs of a slowdown due mainly to a fall in housing investments, high crude oil prices and soaring raw materials prices late in the quarter, it continued moderate expansion, supported by increased capital investments and exports, and other economic factors, amid corporate earnings being at a high level. The U. S. economy was relatively stable, although personal consumption slowed down due mainly to high energy prices amid growing uncertainty about the future, such as concerns over the sub-prime housing loan turmoil and deepening housing market adjustments late in the quarter. The European economy also continued growth led by domestic demand. In Asia, growth in the Chinese economy remained high on increased exports and increased investment in fixed assets, and in other Asian countries also, the economies generally advanced firmly.

Under these management circumstances, we strove to implement sweeping cost reduction measures, develop new technologies and high value-added products, and promote sales expansion activities, in order to further increase earnings.

As a result, net sales increased 6,059 million yen (2.4%) year on year, to 253,389 million yen, and operating income increased 3,499 million yen (17.5%) year on year, to 23,476 million yen. Ordinary income also rose significantly by 4,250 million yen (25.8%), to 20,692 million yen, and quarterly net income also increased 851 million yen (7.3%) year on year, to 12,528 million yen.

(a) Performance by business segment is as follows:

Our products in the Machined components business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment increased largely year on year owing to our vigorous sales expansion efforts. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. Also, sales of pivot assemblies grew. As a result, net sales rose 6,337 million yen (6.2%) year on year, to 108,322 million yen. Operating income also increased 765 million yen (3.8%) year on year, to 20,851 million yen, a result of pursuing basic technologies, product technologies and manufacturing techniques, as well as implementing increased production and continuous cost reduction measures.

Our core products in the Electronic devices and components business segment include information motors (fan motors, stepping motors, vibration motors and DC brush motors); HDD spindle motors; PC keyboards; speakers; LCD back lights; inverter and measuring instruments. Sales of motors including information motors rose strongly to manufacturers of mobile phones, office automation, personal computers, and peripheral equipment. Sales of measuring components also increased significantly due to the cultivation of new markets. But in PC keyboards and speakers, which are both being focused on high value-added products, sales decreased largely. As a result, net sales fell 277 million yen (-0.2%) year on year, to 145,067 million yen. Operating income substantially improved 2,734 million yen year on year, to 2,625 million yen on improved earnings in information motors and PC keyboards.

(b) Performance by geographical segment is as follows:

In Japan, net sales fell 6,137 million yen (-9.6%) year on year, to 57,626 million yen due to decreased sales of PC keyboards and other products. In addition, operating income also decreased 113 million yen (-1.6%) year on year, to 7,158 million yen.

Asia, excluding Japan, includes Greater China region which continues high growth, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. As a result, net sales increased 8,979 million yen (7.5%) year on year, to 129,496 million yen, and operating income also largely expanded 2,984 million yen (33.7%), to 11,843 million yen.

In North America, both orders and sales of U.S.-made ball bearings and rod-end bearings for use mainly in the aircraft-related industries were strong. But due to weak sales of PC keyboards, which are being shifted to high-valued added items, net sales fell 1,226 million yen (-2.9%) year on year, to 40,679 million yen, while operating income largely rose 655 million yen (24.1%), to 3,377 million yen.

In Europe, sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen. As a result, net sales increased 4,442 million yen (21.0%) year on year, to 25,586 million yen. But operating income was 1,097 million yen, almost similar to the performance in the third quarter of the previous fiscal year.

2. Qualitative Data on Consolidated Financial Position

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets and reduce interest-bearing debt. The balance of cash and cash equivalents in the current quarter totaled 22,472 million yen, up 2,086 million yen year on year.

Cash flows from various business activities during the current quarter and relevant factors are as follows:

Operating activities: Owing mainly to an increase in income before income taxes, a rise in depreciation, inventory growth and the payment of income taxes, net cash flow from operating activities increased 2,283 million yen year on year, and as a result, became 28,526 million yen.

Investing activities: Due mainly to increased payments of expenditures for purchase of property, plant and equipment, net cash outflow from investing activities rose 6,973 million yen year on year, to 18,462 million yen.

Financing activities: Owing primarily to the repayment of short-term debts and the payment of dividends, net cash flow from financing activities decreased 9,676 million yen year on year, to 9,376 million yen.

3. Qualitative Data on Consolidated Earnings Forecasts

Regarding our estimates for the fiscal year ending March 31, 2008, we revise the earnings estimates released on October 30, 2007 as follows.

Annual (April 1, 2007 through March 31, 2008)

	Net sales (millions of yen)	Operating income (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Net income per share (yen)
Previous estimates (A)	335,000	30,000	25,000	15,000	37.59
Revised estimates (B)	335,000	31,500	27,000	16,000	40.10
Net change (B - A)	—	1,500	2,000	1,000	2.51
Rate of change (%)	—	5.0	8.0	6.7	6.7
Year ended March 31, 2007	331,022	26,265	21,843	12,862	32.23

The principal reasons for this revision are as follows:

(1) The third quarter (year-to-date) earnings have outperformed our initial earnings estimates.

(2) Earnings in our Electronic devices and components business, in particular, are expected to exceed its estimates in the second half.

(3) Operating income is expected to grow due to improved business earnings. This, together with increased operating income and improved non-operating expenses such as interest charges, is expected to increase ordinary income and net income.

This revision is a consolidated revision. Estimates for non-consolidated earnings have no change to those released on October 30, 2007.

4. Others

(1) Changes in significant subsidiaries during the quarter (Changes in certain subsidiaries resulting in change in the scope of consolidation)

Not applicable.

(2) Concise accounting procedures adopted

Not applicable.

(3) Changes in accounting method

(Change of depreciation method)

From the current consolidated fiscal year, regarding the fixed assets purchased on or after April 1, 2007, the Company posts depreciation and amortization expenses pursuant to the depreciation method provided in the revised Corporation Tax Law.

This respectively decreases 103 million yen in operating income, ordinary income and quarterly income before income taxes and minority interests.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	As of December 31, 2006		As of December 31, 2007		Increase (Decrease)		As of March 31, 2007
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
ASSETS							
Current assets	157,390	44.7	163,754	45.3	6,363	4.0	156,059
Cash and cash equivalents	20,385		22,472		2,086		21,731
Notes and accounts receivable	73,512		75,065		1,553		71,883
Marketable securities	—		823		823		408
Inventories	48,560		48,498		(62)		45,904
Deferred tax assets	6,502		7,778		1,276		7,056
Others	8,682		9,338		656		9,325
Allowance for doubtful receivables	(252)		(222)		29		(249)
Fixed assets	195,081	55.3	197,487	54.7	2,406	1.2	198,684
Tangible fixed assets	170,603		173,387		2,783		171,063
Buildings and structures	110,119		114,361		4,241		112,533
Machinery and transportation equipment	254,531		273,501		18,970		261,475
Tools, furniture and fixtures	51,642		52,097		454		50,227
Land	15,338		15,835		496		15,528
Construction in progress	1,389		2,013		623		1,771
Accumulated depreciation	(262,418)		(284,421)		(22,003)		(270,473)
Intangible fixed assets	12,314		10,827		(1,486)		11,973
Goodwill	9,109		7,824		(1,285)		8,794
Others	3,204		3,003		(200)		3,179
Investments and other assets	12,163		13,272		1,109		15,646
Investments in securities	9,654		8,655		(998)		11,318
Long-term loans receivable	52		57		5		54
Deferred tax assets	237		1,327		1,090		990
Others	2,274		3,232		958		3,283
Allowance for doubtful receivables	(55)		(0)		54		(0)
Deferred charges	52	0.0	21	0.0	(30)	(58.9)	40
Total assets	352,524	100.0	361,263	100.0	8,739	2.5	354,784

	As of December 31, 2006		As of December 31, 2007		Increase (Decrease)		As of March 31, 2007
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
LIABILITIES							
Current liabilities	131,499	37.3	134,206	37.2	2,707	2.1	131,154
Notes and accounts payable	28,978		28,986		8		27,743
Short-term loans payable	64,843		54,747		(10,095)		57,639
Current portion of long-term loans payable	9,136		11,000		1,863		14,121
Current portion of bonds	3,000		15,000		12,000		–
Accrued income taxes	1,848		2,032		184		4,418
Accrued bonuses	1,646		1,840		193		3,823
Allowance for bonuses to directors and corporate auditors	–		50		50		69
Allowance for business restructuring losses	2,752		577		(2,174)		636
Others	19,295		19,972		676		22,701
Long-term liabilities	80,687	22.9	67,675	18.7	(13,011)	(16.1)	81,071
Bonds	36,500		21,500		(15,000)		36,500
Long-term loans payable	43,000		43,000		–		42,000
Allowance for retirement benefits	694		2,203		1,509		1,661
Allowance for retirement benefits to executive officers	67		69		2		73
Others	425		902		476		835
Total liabilities	212,186	60.2	201,881	55.9	(10,304)	(4.9)	212,226
NET ASSETS							
Shareholders' equity	181,599	51.5	191,306	52.9	9,707	5.3	178,791
Common stock	68,258	19.3	68,258	18.9	–		68,258
Capital surplus	94,756	26.9	94,756	26.2	0		94,756
Earning surplus	18,660	5.3	28,383	7.8	9,723		15,855
Treasury stock	(76)	(0.0)	(92)	(0.0)	(16)		(79)
Revaluation / Translation differences	(41,515)	(11.8)	(32,953)	(9.1)	8,562	(20.6)	(36,437)
Difference on revaluation of other marketable securities	3,635	1.0	1,933	0.5	(1,702)		3,294
Deferred hedge gains or losses	–	–	1	0.0	1		–
Foreign currency translation adjustments	(45,150)	(12.8)	(34,887)	(9.6)	10,263		(39,732)
Minority interests in consolidated subsidiaries	253	0.1	1,028	0.3	774	306.0	204
Total net assets	140,337	39.8	159,381	44.1	19,044	13.6	142,558
Total liabilities and net assets	352,524	100.0	361,263	100.0	8,739	2.5	354,784

(2) Consolidated Statements of Income

	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Increase (Decrease)		Year ended March 31, 2007
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen
Net sales	247,330	100.0	253,389	100.0	6,059	2.4	331,022
Cost of sales	192,365	77.8	191,945	75.8	(419)	(0.2)	257,643
Gross profit	54,965	22.2	61,444	24.2	6,478	11.8	73,378
Selling, general and administrative expenses	34,988	14.1	37,967	14.9	2,979	8.5	47,113
Operating income	19,976	8.1	23,476	9.3	3,499	17.5	26,265
Other income	1,458	0.5	1,912	0.8	453	31.1	2,128
Interest income	357		577		219		544
Dividends income	66		107		41		66
Others	1,034		1,227		192		1,517
Other expenses	4,992	2.0	4,696	1.9	(296)	(5.9)	6,549
Interest expenses	3,949		3,528		(420)		5,224
Foreign currency exchange loss	516		708		192		679
Equity loss of affiliates	8		0		(7)		5
Others	519		459		(60)		640
Ordinary income	16,442	6.6	20,692	8.2	4,250	25.8	21,843
Extraordinary income	766	0.3	136	0.0	(630)	(82.2)	772
Gain on sales of fixed assets	178		124		(53)		183
Gain on sales of investments securities	0		–		(0)		0
Reversal of loss on after-care of products	572		–		(572)		572
Reversal of allowance for doubtful receivables	14		11		(3)		14
Extraordinary loss	1,019	0.4	1,628	0.6	608	59.7	3,091
Loss on sales of fixed assets	181		99		(81)		323
Loss on disposal of fixed assets	646		390		(256)		1,364
Impairment loss	68		69		1		74
Loss on liquidation of affiliates	–		208		208		56
Loss on after-care of products	32		164		131		49
Business restructuring loss	–		–		–		40
Compensation payments	–		–		–		70
Settlement loss	–		–		–		808
Special severance payment	90		165		74		304
Retirement benefits to directors and corporate auditors	–		531		531		–
Income before income taxes and minority interests	16,189	6.5	19,199	7.6	3,010	18.6	19,523
Income taxes							
Current (including enterprise tax)	3,548		5,992		2,444		6,248
Adjustment of income taxes	1,344		(71)		(1,415)		813
Total income taxes	4,892	2.0	5,921	2.4	1,029	21.0	7,062
Minority interests in earnings of consolidated subsidiaries	(380)	(0.2)	750	0.3	1,130	–	(401)
Net income	11,677	4.7	12,528	4.9	851	7.3	12,862

(3) Consolidated Statement of Changes in Net Assets

Nine months ended December 31, 2006 (April 1, 2006 through December 31, 2006)

(Amount: millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earning surplus	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Net income			11,677		11,677
Purchase of own shares				(11)	(11)
Sales of own shares		0		0	1
Changes (net) in non-shareholders' equity items					
Total changes	—	0	11,677	(10)	11,666
Balances at December 31, 2006	68,258	94,756	18,660	(76)	181,599

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Net income					11,677
Purchase of own shares					(11)
Sales of own shares					1
Changes (net) in non-shareholders' equity items	(793)	11,633	10,840	(378)	10,462
Total changes	(793)	11,633	10,840	(378)	22,128
Balances at December 31, 2006	3,635	(45,150)	(41,515)	253	140,337

Nine months ended December 31, 2007 (April 1, 2007 through December 31, 2007)

(Amount: millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earning surplus	Treasury stock	Total shareholders' equity
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791
Changes					
Net income			12,528		12,528
Purchase of own shares				(13)	(13)
Sales of own shares		0		0	0
Changes (net) in non-shareholders' equity items					
Total changes	—	0	12,528	(13)	12,515
Balances at December 31, 2007	68,258	94,756	28,383	(92)	191,306

	Revaluation / Translation differences				Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Deferred hedge gains or losses	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2007	3,294	—	(39,732)	(36,437)	204	142,558
Changes						
Net income						12,528
Purchase of own shares						(13)
Sales of own shares						0
Changes (net) in non-shareholders' equity items	(1,361)	1	4,845	3,484	823	4,308
Total changes	(1,361)	1	4,845	3,484	823	16,823
Balances at December 31, 2007	1,933	1	(34,887)	(32,953)	1,028	159,381

Year ended March 31, 2007 (April 1, 2006 through March 31, 2007) (Amount: millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earning surplus	Treasury stock	Total shareholders' equity
Balances at March 31, 2006	68,258	94,756	6,983	(65)	169,933
Changes					
Cash dividend from retained earnings			(3,990)		(3,990)
Net income			12,862		12,862
Purchase of own shares				(15)	(15)
Sales of own shares		0		1	1
Changes (net) in non-shareholders' equity items					
Total changes	—	0	8,872	(14)	8,858
Balances at March 31, 2007	68,258	94,756	15,855	(79)	178,791

	Revaluation / Translation differences			Minority interests in consolidated subsidiaries	Total net assets
	Difference on revaluation of other marketable securities	Foreign currency translation adjustments	Total revaluation / translation differences		
Balances at March 31, 2006	4,428	(56,784)	(52,355)	631	118,209
Changes					
Cash dividend from retained earnings					(3,990)
Net income					12,862
Purchase of own shares					(15)
Sales of own shares					1
Changes (net) in non-shareholders' equity items	(1,133)	17,051	15,918	(426)	15,491
Total changes	(1,133)	17,051	15,918	(426)	24,349
Balances at March 31, 2007	3,294	(39,732)	(36,437)	204	142,558

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2007	Year ended March 31, 2007
1.Cash flows from operating activities:			
Income before income taxes and minority interests	16,189	19,199	19,523
Depreciation and amortization	18,085	19,878	24,648
Impairment loss	68	69	74
Amortization of goodwill	811	798	1,078
Equity loss of affiliates	8	0	5
Interest and dividends income	(423)	(684)	(610)
Interest expenses	3,949	3,528	5,224
Settlement loss	—	—	808
(Gain) loss on sales of fixed assets	2	(25)	140
Loss on disposal of fixed assets	646	390	1,364
Decrease in reserve for losses on after-care of products	(577)	—	(577)
(Gain) loss on sales of investments securities	(0)	—	(0)
Increase in notes and accounts receivable	(5,493)	(3,527)	(3,673)
(Increase) decrease in inventories	2,899	(2,120)	6,403
Increase (decrease) in notes and accounts payable	540	593	(1,629)
Decrease in allowance for doubtful receivables	(46)	(26)	(102)
Increase (decrease) in accrued bonuses	(1,999)	(1,895)	138
Increase (decrease) in allowance for bonuses to directors and corporate auditors	—	(19)	69
Increase (decrease) in retirement allowance	(53)	439	814
Increase in prepaid pension cost	—	(45)	(1,408)
Increase (decrease) in allowance for retirement benefits to executive officers	18	(4)	24
Decrease in allowance for business restructuring losses	(533)	(7)	(2,649)
Others	(38)	3,955	(2,486)
Sub-total	34,053	40,495	47,178
Interest and dividends received	383	645	610
Interest paid	(3,719)	(3,279)	(5,251)
Income taxes paid	(4,474)	(8,526)	(4,635)
Settlement package paid	—	(808)	—
Net cash provided by operating activities	26,243	28,526	37,902
2.Cash flows from investing activities:			
Purchase of tangible fixed assets	(13,220)	(19,341)	(16,969)
Proceeds from sales of tangible fixed assets	2,717	1,378	5,187
Purchase of intangible fixed assets	(538)	(506)	(697)
Purchase of investments in securities	(0)	(73)	(2,666)
Proceeds from sales of investments in securities	1	—	1
Long term loans receivables	(23)	(19)	(31)
Recovery of long term loans receivables	28	14	38
Others	(453)	85	(42)
Net cash used in investing activities	(11,489)	(18,462)	(15,180)
3.Cash flows from financing activities:			
Decrease in short-term loans payable	(17,248)	(3,207)	(24,876)
Proceeds from long-term loans	1,000	1,000	11,000
Repayment of long-term loans	—	(3,165)	(6,000)
Payment for redemption of bonds	—	—	(3,000)
Purchase of treasury stock	(10)	(12)	(13)
Cash dividends paid	(2,793)	(3,990)	(2,793)
Net cash used in financing activities	(19,052)	(9,376)	(25,683)
4.Effect of exchange rate changes on cash and cash equivalents	298	53	307
5.Net increase (decrease) in cash and cash equivalents	(3,999)	741	(2,654)
6.Cash and cash equivalents at beginning of period	24,385	21,731	24,385
7.Cash and cash equivalents at end of period	20,385	22,472	21,731

(5) Segment Information

1. Business segments

(Amount: millions of yen)

	Nine months ended December 31, 2006				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	101,985	145,344	247,330	—	247,330
(2) Sales to other segment	5,122	3,069	8,192	(8,192)	—
Total	107,108	148,413	255,522	(8,192)	247,330
Operating expense	87,022	148,523	235,545	(8,192)	227,353
Operating income (loss)	20,086	(109)	19,976	—	19,976
2. Assets, depreciation and capital expenditure					
Assets	204,601	223,772	428,373	(75,848)	352,524
Depreciation	9,203	8,881	18,085	—	18,085
Capital expenditure	6,058	7,700	13,759	—	13,759

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business.......................Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	Nine months ended December 31, 2007				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	108,322	145,067	253,389	—	253,389
(2) Sales to other segment	7,394	3,880	11,275	(11,275)	—
Total	115,717	148,947	264,665	(11,275)	253,389
Operating expense	94,866	146,322	241,188	(11,275)	229,913
Operating income	20,851	2,625	23,476	—	23,476
2. Assets, depreciation and capital expenditure					
Assets	211,164	224,642	435,806	(74,542)	361,263
Depreciation	10,273	9,605	19,878	—	19,878
Capital expenditure	9,266	10,638	19,904	—	19,904

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business.......................Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	Year ended March 31, 2007				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	137,662	193,359	331,022	–	331,022
(2) Sales to other segment	7,212	4,135	11,347	(11,347)	–
Total	144,874	197,495	342,370	(11,347)	331,022
Operating expense	118,679	197,425	316,105	(11,347)	304,757
Operating income	26,195	69	26,265	–	26,265
2. Assets, depreciation, impairment loss and capital expenditure					
Assets	216,595	224,047	440,643	(85,858)	354,784
Depreciation	12,507	12,140	24,648	–	24,648
Impairment loss	30	43	74	–	74
Capital expenditure	8,422	9,243	17,666	–	17,666

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business .... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Inverter, Strain gauges, Load cells, etc.

2. Geographical segments

(Amount: millions of yen)

	Nine months ended December 31, 2006						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	63,763	120,517	41,905	21,144	247,330	–	247,330
(2) Sales to other segment	124,590	125,295	1,243	898	252,027	(252,027)	–
Total	188,353	245,813	43,148	22,042	499,358	(252,027)	247,330
Operating expense	181,081	236,953	40,426	20,919	479,381	(252,027)	227,353
Operating income	7,271	8,859	2,722	1,122	19,976	–	19,976
2. Assets	157,161	253,379	33,785	20,828	465,155	(112,630)	352,524

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.
North America........................... United States
Europe .... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	Nine months ended December 31, 2007						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	57,626	129,496	40,679	25,586	253,389	–	253,389
(2) Sales to other segment	126,525	130,604	1,508	923	259,562	(259,562)	–
Total	184,152	260,101	42,188	26,510	512,952	(259,562)	253,389
Operating expense	176,993	248,258	38,810	25,413	489,476	(259,562)	229,913
Operating income	7,158	11,843	3,377	1,097	23,476	–	23,476
2. Assets	154,028	262,901	34,059	22,786	473,775	(112,511)	361,263

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.
North America........................... United States
Europe .... United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

	Year ended March 31, 2007						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,264	162,330	56,109	29,317	331,022	—	331,022
(2) Sales to other segment	163,914	165,062	1,750	1,081	331,808	(331,808)	—
Total	247,179	327,392	57,860	30,398	662,830	(331,808)	331,022
Operating expense	237,409	316,093	54,130	28,932	636,565	(331,808)	304,757
Operating income	9,769	11,299	3,730	1,465	26,265	—	26,265
2. Assets	162,335	258,045	35,692	21,325	477,398	(122,614)	354,784

(Notes) Dividing method and main countries in each territory

(a) Dividing method........ By geographical distance

(b) Main countries in each territory

Asia (excluding Japan) .... Thailand, Singapore, China, Taiwan, Korea, etc.

North America............................ United States

Europe .... United Kingdom, Germany, France, Italy, etc.

3. Overseas sales

(Amount: millions of yen)

	Nine months ended December 31, 2006			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	123,378	33,596	25,486	182,460
2. Total sales				247,330
3. Overseas sales on total sales	49.9%	13.6%	10.3%	73.8%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	Nine months ended December 31, 2007			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	132,915	32,703	28,914	194,534
2. Total sales				253,389
3. Overseas sales on total sales	52.5%	12.9%	11.4%	76.8%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	Year ended March 31, 2007			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	166,256	44,927	35,119	246,303
2. Total sales				331,022
3. Overseas sales on total sales	50.2%	13.6%	10.6%	74.4%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method........ By geographical distance
(b) Main countries in each territory
Asia (excluding Japan) ....Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe ....United Kingdom, Germany, France, Italy, Netherlands, etc.

(6) Marketable Securities

As of December 31, 2006

1. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,081	9,040	5,959
Receivables	–	–	–
Others	–	–	–
Total	3,081	9,040	5,959

2. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	473

As of December 31, 2007

1. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,081	6,204	3,123
Receivables	2,614	2,657	42
Others	–	–	–
Total	5,696	8,862	3,165

2. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	474

As of March 31, 2007

1. Debt securities held to maturity with market value

(Amount: millions of yen)

	Reported amount in B/S	Market value	Difference
Government bonds, municipal bonds, etc.	2,628	2,628	0
Bonds	–	–	–
Others	–	–	–
Total	2,628	2,628	0

2. Other marketable securities with market value

(Amount: millions of yen)

	Acquisition cost	Reported amount in B/S	Difference
Stock	3,081	8,482	5,401
Receivables	–	–	–
Others	–	–	–
Total	3,081	8,482	5,401

3. Major securities that are not marked to market

(Amount: millions of yen)

	Reported amount in B/S
Other marketable securities Non-listed stock	473

(7) Amounts of Production, Orders Received, Sales

1. Production

(Amount: millions of yen)

Business segments	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31,2007
Machined components business	102,759	107,111	137,001
Electronic devices and components business	137,687	139,840	180,088
Total	240,446	246,951	317,089

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

2. Orders Received

(Amount: millions of yen)

Business segments	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Year ended March 31,2007	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	104,031	50,090	111,534	54,427	140,833	51,215
Electronic devices and components business	147,013	24,950	144,561	24,861	195,445	25,367
Total	251,044	75,040	256,095	79,288	336,278	76,582

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

3. Sales

(Amount: millions of yen)

Business segments	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Year ended March 31,2007
Machined components business	101,985	108,322	137,662
Electronic devices and components business	145,344	145,067	193,359
Total	247,330	253,389	331,022

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

February 1, 2008
Minebea Co., Ltd.

Supplementary Data for Outline of Financial Results for the Third Quarter of Fiscal Year ending March 31, 2008

1. Consolidated Results of Operations

	Fiscal year ended Mar. 07					Fiscal year ending Mar. 08			3Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Net sales	80,201	83,797	83,332	83,692	331,022	81,766	86,481	85,142	-1.5%	+2.2%
Operating income	5,858	7,509	6,609	6,289	26,265	7,115	8,006	8,355	+4.4%	+26.4%
Ordinary income	4,713	6,234	5,495	5,401	21,843	6,252	6,984	7,456	+6.8%	+35.7%
Net income	3,288	4,180	4,209	1,185	12,862	3,133	4,341	5,054	+16.4%	+20.1%
Net income per share (yen)	8.24	10.48	10.54	2.97	32.23	7.85	10.88	12.67	+16.4%	+20.1%

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 07					Fiscal year ending Mar. 08			3Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Machined components	33,305	34,463	34,217	35,677	137,662	35,526	36,723	36,073	-1.8%	+5.4%
Bearing related products	28,506	29,595	29,309	30,819	118,229	30,909	32,272	31,307	-3.0%	+6.8%
Other machined components	4,799	4,868	4,908	4,858	19,433	4,617	4,451	4,766	+7.1%	-2.9%
Electronic devices and components	46,896	49,333	49,115	48,015	193,359	46,240	49,758	49,069	-1.4%	-0.1%
Rotary components	26,865	29,151	28,857	29,985	114,858	29,103	30,988	29,993	-3.2%	+3.9%
Other electronic devices	20,031	20,182	20,258	18,030	78,501	17,137	18,770	19,076	+1.6%	-5.8%
Total sales	80,201	83,797	83,332	83,692	331,022	81,766	86,481	85,142	-1.5%	+2.2%
Machined components	6,228	7,089	6,769	6,109	26,195	6,599	7,105	7,147	+0.6%	+5.6%
Electronic devices and components	-369	419	-159	178	69	515	901	1,208	+34.1%	-
Total operating income	5,858	7,509	6,609	6,289	26,265	7,115	8,006	8,355	+4.4%	+26.4%

3. Capital Expenditure, Depreciation, Research and Development Costs

	Fiscal year ended Mar. 07					Fiscal year ending Mar. 08		
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q
Capital expenditure	3,594	5,311	4,315	3,749	16,969	5,268	6,767	7,306
Depreciation (Including intangible fixed assets)	5,915	5,979	6,191	6,563	24,648	6,544	6,751	6,583
Research and development costs	2,198	2,247	2,235	2,320	9,000	2,484	2,480	2,463

4. Exchange Rates

	(Yen)	Fiscal year ended Mar. 07					Fiscal year ending Mar. 08		
		1Q	2Q	3Q	4Q	Full year	1Q	2Q	3Q
US$	PL	114.71	115.80	117.36	119.76	116.91	119.85	119.42	113.45
	BS	115.24	117.90	119.11	118.05	118.05	123.26	115.43	114.15
EURO	PL	143.49	147.67	150.84	156.99	149.75	161.22	162.43	163.92
	BS	146.00	149.77	156.50	157.33	157.33	165.64	163.38	166.66
S'PORE$	PL	72.00	73.21	75.01	78.09	74.58	78.80	78.42	77.62
	BS	72.45	74.32	77.61	77.83	77.83	80.40	77.46	78.81
THAI BAHT	PL	3.00	3.05	3.18	3.49	3.18	3.70	3.84	3.64
	BS	3.02	3.14	3.41	3.67	3.67	3.89	3.67	3.83
RMB	PL	14.31	14.49	14.88	15.38	14.77	15.55	15.80	15.17
	BS	14.36	14.86	15.20	15.24	15.24	16.12	15.36	15.63

5. Prospect for the Fiscal Year Ending March 31, 2008

	Fiscal year ending Mar. 08			Full year ended Mar. 07 (C)	Y/Y (B-C)/C
(Millions of yen)	Previous f'cast (A)	New f'cast (B)	New vs. previous (B/A)		
Net sales	335,000	335,000	100.0%	331,022	+1.2%
Operating income	30,000	31,500	105.0%	26,265	+19.9%
Machined components	27,900	27,900	100.0%	26,195	+6.5%
Electronic devices and components	2,100	3,600	171.4%	69	X52.174
Ordinary income	25,000	27,000	108.0%	21,843	+23.6%
Net income	15,000	16,000	106.7%	12,862	+24.4%
Net income per share (yen)	37.59	40.10	106.7%	32.23	+24.4%

6. Non-Consolidated prospect for the Fiscal Year Ending March 31, 2008

Non-Consolidated prospect for the full year revised on October 30, 2007 is unchanged.

*1 3Q % change Q/Q: 3Q in comparison with 2Q.
*2 3Q % change Y/Y: 3Q in comparison with 3Q of the previous fiscal year.

END